UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ProQuest Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74346P102

(CUSIP Number)

Christopher J. Rupright
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA  94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule because
of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g),
check the following box.  [    ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





1.	Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).

Stadium Capital Management, LLC


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)	XX
(b)	______


3.	SEC Use Only



4.	Source of Funds (See Instructions) 	AF


5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) ____


6.	Citizenship or Place of Organization  	Delaware

Number of
Shares
Beneficiall
y
Owned by
Each
Reporting
Person With
7.	Sole Voting Power		-0-


8.	Shared Voting Power		2,326,310


9.	Sole Dispositive Power		-0-

10.	Shared Dispositive Power	2,326,310

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person	2,326,310


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See
Instructions)	______


13.	Percent of Class Represented by Amount in Row (11)	7.8


14.	Type of Reporting Person (See Instructions)


OO, IA





1.	Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).

Alexander M. Seaver


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)	XX
(b)	______


3.	SEC Use Only



4.	Source of Funds (See Instructions) 	AF


5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) ____


6.	Citizenship or Place of Organization  	United States

Number of
Shares
Beneficiall
y
Owned by
Each
Reporting
Person With
7.	Sole Voting Power		-0-


8.	Shared Voting Power		2,326,310


9.	Sole Dispositive Power		-0-

10.	Shared Dispositive Power	2,326,310

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person	2,326,310


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See
Instructions)	______


13.	Percent of Class Represented by Amount in Row (11)	7.8


14.	Type of Reporting Person (See Instructions)


IN
________
________





1.	Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).

Bradley R. Kent


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)	XX
(b)	______


3.	SEC Use Only



4.	Source of Funds (See Instructions) 	AF


5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) ____


6.	Citizenship or Place of Organization  	United States

Number of
Shares
Beneficiall
y
Owned by
Each
Reporting
Person With
7.	Sole Voting Power		-0-


8.	Shared Voting Power		2,326,310


9.	Sole Dispositive Power		-0-

10.	Shared Dispositive Power	2,326,310

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person	2,326,310


12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See
Instructions)	______


13.	Percent of Class Represented by Amount in Row (11)	7.8


14.	Type of Reporting Person (See Instructions)


IN


Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of ProQuest Co (the "Issuer"). The principal executive office of the Issuer is located at 777 Eisenhower Parkway, Ann Arbor, MI 48106-1346.
Item 2.  Identity and Background
The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:
(a)	Stadium Capital Management, LLC ("SCM"), Alexander M.
Seaver ("Seaver"), Bradley R. Kent ("Kent"),
*(collectively, the "Filers").

(b)	The business address of the Filers is
19785 Village Office Court, Suite 101, Bend, OR  97702

(c)	Present principal occupation or employment of the
Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCM is an investment adviser. Seaver and Kent are the managers of SCM.

(d)	During the last five years, none of the Filers has
been convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Seaver and Kent are citizens of the United States.



Item 3.	Source and Amount of Funds or Other Consideration
The source and amount of funds used in purchasing the Stock were as follows:
Purchaser
Source of Funds
Amount



SCM
Funds Under
Management
$62,859,503

Item 4.	Purpose of Transaction
In a press release dated April 28, 2006, the Company announced steps to maximize shareholder value. According to the press release, these steps will include the 'initiation of cost reduction measures focused on reducing headcount, capital expenditures and operating expenses, and establishment of a Special Committee of its Board to explore strategic alternatives to reduce debt and enhance value, including the potential sale of the company's Business Solutions segment.' The Board of Directors also announced the Special Committee has retained Allen & Company LLC as its financial advisor.

The filers have purchased the Stock for investment purposes. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Stock, other investment opportunities available to the Filers, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Stock or selling some or all of their Stock, engaging in short selling of or any hedging or similar transactions with respect to the Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.
The Filers effected no transactions since April 18, 2006.
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the general partner of clients pursuant to limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.
Item 7.	Material to Be Filed as Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or
13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 1, 2006

Stadium Capital Management, LLC


By:
	Bradley R. Kent, Manager




Alexander M. Seaver



Bradley R. Kent



EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of ProQuest Co. For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


Dated:	May 1, 2006

Stadium Capital Management, LLC


By:
	Bradley R. Kent, Manager




Alexander M. Seaver



Bradley R. Kent


5315\038\SMONSEY\1349333.1
CUSIP No. 74346P102

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